UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009.

Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x ]          Form 40-F [   ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]          No [ x ]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I – IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis.  We have approximately 7,100 employees worldwide, with operations in 71 locations in 38 countries, including the United States and major markets in Europe and Rest of World. For the three months ended March 31, 2009, we derived approximately 47%, 45%, and 8% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

Recent Developments

On July 21, 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008, to holders of American Depositary Shares (“ADSs”).  The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008.  All outstanding ordinary share amounts referenced in the condensed consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $36.8 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($46.5 million) with The Governor and Company of the Bank of Ireland.  Our obligations under the facility are secured by certain composite guarantees, indemnities and pledges in favor of the bank. The facility bears interest at an annual rate equal to EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($39.2 million) of the facility to fund the acquisition of DOCS International.  On October 15, 2007, the remaining €5.5 million ($7.3 million) of the facility was drawn down to fund expenditure on the expansion of the Company’s facility in Dublin, Republic of Ireland.

On January 2, 2009, an additional four year committed credit facility was negotiated with The Governor and Company of the Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank. At March 31, 2009, $17.4 million of this facility was drawn.

On December 22, 2008, committed credit facilities were negotiated with Allied Irish Bank plc for $75 million.  The facilities comprise a one year Euro facility of approximately €20 million ($26.6 million), with the balance comprising a three year US dollar facility.  The Euro facility bears interest at EURIBOR plus a margin and the US dollar facility bears interest at LIBOR plus a margin. Both facilities are secured by certain composite guarantees and pledges in favour of the bank.  At March 31, 2009, $41.0 million of these facilities were drawn, $26.6 million (€20.0 million), to fund the refinancing of previous uncommitted facilities and $14.4 million to fund the acquisition of Prevalere.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million.  Interest is calculated at the London Interbank Market rate plus a margin.  At March 31, 2009, this facility was un-drawn and available to the Company.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2009 AND DECEMBER 31, 2008

	(Unaudited)	(Audited)
	March 31,	December 31,
	2009	2008
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$70,816	$58,378
Short term investments - available for sale	26,182	42,726
Accounts receivable	222,564	210,535
Unbilled revenue	122,757	141,727
Other receivables	11,334	11,196
Deferred tax asset	7,633	5,609
Prepayments and other current assets	27,991	24,332
Income taxes receivable	2,960	5,776
Total current assets	492,237	500,279
Other Assets:
Property, plant and equipment, net	165,970	171,748
Goodwill	166,723	169,344
Non-current other assets	2,451	2,179
Non-current income taxes receivable	4,943	4,840
Non-current deferred tax asset	8,165	8,271
Intangible assets	10,047	10,624
Total Assets	$850,536	$867,285
LIABILITIES AND SHAREHOLDERS� EQUITY
Current Liabilities:
Accounts payable	$9,726	$17,505
Payments on account	134,989	121,935
Other liabilities	94,361	130,223
Deferred tax liability	1,186	1,356
Bank credit lines and loan facilities	38,239	40,193
Income taxes payable	4,637	3,110
Total current liabilities	283,138	314,322
Other Liabilities:
Long term government grants	1,295	1,386
Long term finance leases	391	470
Non-current income taxes payable	16,508	15,949
Non-current deferred tax liability	12,129	12,196
Non-current other liabilities	1,712	1,410
Non-current bank credit lines and loan facilities	60,972	65,186
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
58,557,464 shares issued and outstanding at March 31, 2009 and
58,518,195 shares issued and outstanding at December 31, 2008	4,924	4,921
Additional paid-in capital	163,975	162,057
Accumulated other comprehensive income	(1,662)	3,178
Retained earnings	307,154	286,210
Total Shareholders' Equity	474,391	456,366
Total Liabilities and Shareholders' Equity	$850,536	$867,285

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND MARCH 31, 2008
(UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands except share and per share data)
Revenue:
Gross revenue	$318,538	$283,853
Reimbursable expenses	(98,707)	(82,509)

Net revenue	219,831	201,344

Costs and expenses:
Direct costs	124,168	113,189
Selling, general and administrative expense	61,258	60,545
Depreciation and amortization	7,490	6,098

Total costs and expenses	192,916	179,832

Income from operations	26,915	21,512
Interest income	488	933
Interest expense	(1,224)	(976)

Income before provision for income taxes	26,179	21,469
Provision for income taxes	(5,235)	(4,247)
Minority interest	-	(328)

Net income	$20,944	$16,894
Net income per Ordinary Share:
Basic	$0.36	$0.29
Diluted	$0.35	$0.28

Weighted average number of Ordinary Shares outstanding:

Basic	58,537,795	57,805,260

Diluted	59,771,335	60,079,472

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND MARCH 31, 2008
(UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)
Cash flows from operating activities:
Net income	$20,944	$16,894
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	173	161
Depreciation and amortization	7,490	6,098
Amortization of grants	(36)	(31)
Share-based compensation expense	1,594	1,254
Deferred taxes	(2,181)	(2,923)
Minority interest	-	328
Changes in assets and liabilities:
Increase in accounts receivable	(15,471)	(46,821)
Decrease/(Increase) in unbilled revenue	17,369	(15,045)
Decrease in other receivables	6,824	458
Increase in prepayments and other current assets	(4,623)	(3,709)
Increase in other non current assets	(272)	(133)
Increase in payments on account	14,223	36,847
Decrease in other current liabilities	(19,280)	(9,718)
Increase in other non current liabilities	302	57
Increase in income taxes payable	4,893	4,480
Decrease in accounts payable	(7,279)	(527)
Net cash provided by / (used in) operating activities	24,670	(12,330)

Cash flows from investing activities:
Purchase of property, plant and equipment	(8,120)	(16,517)
Purchase of subsidiary undertakings & acquisition costs	(17,400)	(11,053)
Cash acquired with subsidiary undertaking	-	5
Sale of short term investments	16,544	12,009
Net cash used in investing activities	(8,976)	(15,556)

Cash flows from financing activities:
Drawdown of credit lines and facilities	17,400	26,722
Repayment of credit lines and facilities	(20,116)	-
Proceeds from exercise of share options	357	3,267
Share issuance costs	(33)	(37)
Tax benefit from the exercise of share options	3	1,390
Repayment of other liabilities	(79)	(7)
Net cash (used in)/provided by financing activities	(2,468)	31,335
Effect of exchange rate movements on cash	(788)	892
Net increase in cash and cash equivalents	12,438	4,341
Cash and cash equivalents at beginning of period	58,378	76,881

Cash and cash equivalents at end of period	$70,816	$81,222

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

		(dollars in thousands, except share data)

Balance at December 31, 2008	58,518,195	$4,921	$162,057	$3,178	$286,210	$456,366

Comprehensive Income:
Net income					20,944	20,944
Currency translation adjustment (net of taxation)	-	-	-	(4,840)	-	(4,840)
Total comprehensive income						16,104
Share issuance costs			(33)			(33)
Exercise of share options	39,269	3	354			357
Non-cash stock compensation expense			1,594			1,594
Tax benefit on exercise of options			3			3

Balance at March 31, 2009	58,557,464	$4,924	$163,975	($1,662)	$307,154	$474,391

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2009

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2008. Operating results for the three months ended March 31, 2009, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009.

2. Goodwill

	March 31,	December 31,
	2009	2008
	(in thousands)

Opening balance	$169,344	$123,879
Arising on current period acquisitions	-	55,674
Foreign exchange movement	(2,621)	(10,209)

Closing balance	$166,723	$169,344

The goodwill balance relates entirely to the clinical research segment.

Prior Period Acquisitions

Acquisition of remaining 30% interest in Beacon Biosciences Inc.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones are achieved during the year ended December 31, 2009. No amounts have been accrued in respect of the additional consideration payable.

The acquisition of Beacon has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”).  The excess of consideration paid of $17.8 million, including costs of acquisition, over the carrying value of minority interest of $1.5 million, has been recorded as goodwill of $16.3 million., pending the Company’s finalization of the allocation of total consideration paid to acquired net tangible and intangible assets.  This allocation will be completed in 2009.   Goodwill represents the acquisition of the minority interest in the net assets of Beacon.

Acquisition of Prevalere Life Sciences Inc.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $36.8 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009.  Additional consideration of $5.0 million has been accrued in respect of the milestones for the year ended December 31, 2008. No amounts have been accrued for additional consideration potentially payable in respect of the milestones for the year ended December 31, 2009.

The acquisition of Prevalere has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

November 14,
2008
(in thousands)
Property, plant and equipment	$2,614
Intangible assets	7,375
Goodwill	29,086
Cash	544
Other current assets	5,833
Current liabilities	(2,827)
Purchase price	$42,625

Goodwill represents the acquisition of an established workforce with experience in the provision of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies and allows ICON to participate in a growing market for these services.

Acquisition of Healthcare Discoveries Inc.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  No additional amounts have been paid as these milestones were not achieved during the year ended December 31, 2008.

The acquisition of Healthcare Discoveries has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

February 11,
2008
(in thousands)
Property, plant and equipment	$327
Intangible assets	2,890
Goodwill	9,995
Cash	5
Other current assets	575
Current liabilities	(1,951)
Purchase price	$11,841

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

3. Income Taxes

The Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes (“FIN 48), effective January 1, 2007. As at March 31, 2009, the Company maintains an $11.6 million liability for unrecognized tax benefit, which is comprised of $8.9 million related to items generating unrecognized tax benefits and $2.7 million for interest and related penalties to such items. The Company recognizes interest and penalties accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2003 through 2007 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

4. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares, restated to reflect the Bonus Issue, used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	58,537,795	57,805,260
Effect of dilutive share options outstanding	1,233,540	2,274,212
Weighted average number of ordinary shares for diluted net income per ordinary share	59,771,335	60,079,472

5. Stock Options

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2008 Option Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares  have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU may be settled in cash or shares.

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares.  Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2008, is eight years.  No options can be granted after January 17, 2013.

The following table summarizes option activity for the three months ended March 31, 2009:

				Weighted
	Options	Weighted		Average
	Outstanding	Average	Weighted	Remaining
	Number of	Exercise	Average	Contractual
	Shares	Price	Fair Value	Life

Outstanding at December 31, 2008	5,222,263	$17.98	$7.24

Granted	817,233	$22.25	$8.76
Exercised	(39,269)	$9.10	$4.19
Forfeited	(57,804)	$24.50	$9.53

Outstanding at March 31, 2009	5,942,423	$18.56	$7.45	5.39

Exercisable at March 31, 2009	2,446,523	$13.86	$5.79	4.27

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at March 31, 2009, is eight years.

The weighted average fair value of stock options granted during the three months ended March 31, 2009, calculated using the Black-Scholes option pricing model, was $8.76 based on the following assumptions; dividend yield - 0%, risk free interest rate – 0.3%, expected volatility - 45% and weighted average expected life – 5.11 years.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected life of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

On August 7, 2008, the Company issued 6,280 restricted share units to certain employees of the Group.   These shares are exercisable over periods ranging from February 26, 2009, to February 26, 2011.  The market value of the Company’s shares on the date of issue was $41.95.

Income from operations for the three months ended March 31, 2009, is stated after charging $1.6 million in respect of non-cash stock compensation expense. Basic and diluted earnings per share for the three months ended March 31, 2009, had SFAS 123R not been introduced would have been $0.39 and $0.38 respectively.   Non-cash stock compensation expense for the three months ended March 31, 2009, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)

Direct costs	$878	$670
Selling, general and administrative	716	584

	$1,594	$1,254

Non vested shares outstanding as at March 31, 2009, are as follows:

	Options
	Outstanding	Weighted	Weighted
	Number of	Average	Average
	Shares	Exercise Price	Fair Value

Non vested outstanding at December 31, 2008	3,760,750	$20.69	$8.21

Granted	817,233	$22.25	$8.76
Vested	(1,028,629)	$17.74	$7.23
Forfeited	(53,454)	$25.32	$9.78

Non vested outstanding at March 31, 2009	3,495,900	$21.85	$8.61

As at March 31, 2009, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 2.31 years, amounted to $20.95 million.  The Company has granted options with fair values ranging from $3.17 to $13.93 per option or a weighted average fair value of $6.00 per option.  The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2009, was 2,446,523.  Fully vested share options at March 31, 2009, have an average remaining contractual term of 4.27 years, an average exercise price of $13.86 and a total intrinsic value of $5.6 million. The total intrinsic value of options exercised during the three months ended March 31, 2009, was $0.3 million (March 31, 2008: $6.5 million).

6. Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. The Company also has a central laboratory segment primarily based in New York, USA. This, together with laboratory services based in Dublin, India and Singapore form the central laboratory segment information disclosed below.

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Italy, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Lithuania, Poland, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Hungary, Spain, Thailand, South Korea, China, Chile, New Zealand, Denmark, Finland, Peru, Czech Republic, Ukraine, Romania and Colombia.  Segment information as at March 31, 2009 and March 31, 2008 and for the three months ended March 31, 2009 and March 31, 2008, is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)
Ireland*	$43,680	$35,438
Rest of Europe	55,195	57,706
U.S.	103,238	92,098
Rest of the World	17,718	16,102

Total	$219,831	$201,344
* All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)
Central laboratory	$18,678	$16,408
Clinical research	201,153	184,936

Total	$219,831	$201,344

c)  The distribution of income from operations by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)
Ireland	$18,818	$11,905
Rest of Europe	892	3,757
U.S.	6,350	5,504
Rest of the World	855	346

Total	$26,915	$21,512

d)  The distribution of income from operations by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)
Central laboratory	$1,757	$1,230
Clinical research	25,158	20,282

Total	$26,915	$21,512

e) The distribution of property, plant and equipment, net, by geographical area was as follows:
	March 31,	December 31,
	2009	2008
	(in thousands)
Ireland	$95,054	$101,715
Rest of Europe	16,899	18,071
U.S.	45,453	43,976
Rest of the World	8,564	7,986

Total	$165,970	$171,748

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	March 31,	December 31,
	2009	2008
	(in thousands)
Central laboratory	$13,503	$12,681
Clinical research	152,467	159,067

Total	$165,970	$171,748

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)
Ireland	$2,152	$1,993
Rest of Europe	1,415	1,349
U.S.	3,284	2,248
Rest of the World	639	508

Total	$7,490	$6,098

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2008
	(in thousands)
Central laboratory	$737	$508
Clinical research	6,753	5,590

Total	$7,490	$6,098

i) The distribution of total assets by geographical area was as follows:

	March 31,	December 31,
	2009	2008
	(in thousands)
Ireland	$262,972	$234,159
Rest of Europe	160,091	165,624
U.S.	402,744	442,351
Rest of the World	24,729	25,151

Total	$850,536	$867,285

j) The distribution of total assets by business segment was as follows:

	March 31,	December 31,
	2009	2008
	(in thousands)
Central laboratory	$57,305	$62,031
Clinical research	793,231	805,254

Total	$850,536	$867,285

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2008. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 7,100 employees, in 71 locations in 38 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. For the three months ended March 31, 2009, we derived approximately 47%, 45% and 8% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional services expenditure, advertising costs and all costs related to facilities and information systems.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 20 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling, 3 in Indian Rupee, 2 each in Russian Rouble, Japanese Yen, Swedish Krona and Polish Zloty, and 1 each in Australian dollars, Singapore dollars, Israeli New Shekels, Latvian Lats, Argentine Peso, South African Rand, Canadian dollar, Hungarian Forint, Danish Krone, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Thai Baht, Chinese Yuan Renminbi, Lithuanian Litas, Colombian Peso, Peruvian Neuvo Sol & New Zealand dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and, when appropriate, hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.  In addition, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if certain exchange rate triggers occur.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. ICON's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.
Results of Operations

Three Months Ended March 31, 2009 compared with Three Months Ended March 31, 2008

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.
	Three Months Ended
	March 31,	March 31,	2008
	2009	2008	to 2009
			Percentage
	Percentage of Net Revenue		Increase

Net revenue	100.0%	100.0%	9.2%
Costs and expenses:
Direct costs	56.5%	56.2%	9.7%
Selling, general and administrative	27.9%	30.1%	1.2%
Depreciation and amortization	3.4%	3.0%	22.8%
Income from operations	12.2%	10.7%	25.1%

Net revenue increased by $18.5 million, or 9.2%, from $201.3 million to $219.8 million. In the three months ended March 31, 2009, net revenue from our central laboratory business increased by 13.8%, from $16.4 million, to $18.7 million, while our clinical research segment improved by 8.8%, from $184.9 million to $201.2 million, over the prior period. This increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries and an underlying increase in research and development spending.

Direct costs increased by $11.0 million, or 9.7%, from $113.2 million for the three months ended March 31, 2008, to $124.2 million for the three months ended March 31, 2009, primarily due to increased personnel related costs of $8.9 million resulting from an increase in project-related employees of over 980. The remainder of the increase resulted primarily from increased laboratory, consulting and other direct project related expenses.  Direct costs as a percentage of net revenue increased from 56.2% for the three months ended March 31, 2008, to 56.5% for the three months ended March 31, 2009.

Selling, general and administrative expenses increased by $0.7 million, or 1.2%, from $60.5 million for the three months ended March 31, 2008, to $61.3 million for the three months ended March 31, 2009. The increase in S,G&A costs arises from increases in rent and utility costs of $1.0 million, increases in professional legal and accounting costs of $0.3 million, additional bad debt provisions of $0.5 million and additional foreign exchange losses on the revaluation of monetary assets and liabilities during the period of $0.5 million.  These increases were offset by a reduction in personnel related costs of $1.9 million, primarily due to a reduction in recruitment costs during the three months ended March 31, 2009.  As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.1% in the three months ended March 31, 2008, to 27.9% in the three months ended March 31, 2009.

Total share based compensation expense recognized during the three months ended March 31, 2009 amounted to $1.6 million compared to $1.3 million during the three months ended March 31, 2008.

Depreciation and amortization expense increased by $1.4 million, or 22.8%, from $6.1 million to $7.5 million. As a percentage of net revenue, depreciation and amortization increased from 3.0% of net revenues for the three months ended March 31, 2008, to 3.4% for the three months ended March 31, 2009.  The increase in absolute terms arises primarily from the expansion of the Company’s facility in Dublin, Republic of Ireland, and investment in facilities and equipment to enable our continued growth.

Income from operations for the period increased by $5.4 million, or 25.1%, from $21.5 million for the three months ended March 31, 2008, to $26.9 million for the three months ended March 31, 2009. As a percentage of net revenue, income from operations increased from 10.7% of net revenues for the three months ended March 31, 2008, to 12.2% for the three months ended March 31, 2009. Operating margins for our central laboratory business were 9.4% for the three months ended March 31, 2009, compared to 7.5% for the three months ended March 31, 2008.  The central laboratory constitutes approximately 8.5% of our business revenues for the three months ended March 31, 2009. Operating margins for our clinical research segment increased to 12.5% for the three months ended March 31, 2009, from 11.0% for the three months ended March 31, 2008.

Net interest expense for the three months ended March 31, 2009, was $0.7 million, an increase of $0.7 million on net interest expense of $0.04 million from the three months ended March 31, 2008.  Interest expense for the period increased by $0.2 million from $1.0 million for the three months ended March 31, 2008, to $1.2 million for the three months ended March 31, 2009.  Interest income for the period decreased from $0.9 million for the three months ended March 31, 2008, to $0.5 million for the three months ended March 31, 2009.

Our provision for income taxes increased from $4.2 million for the three months ended March 31, 2008, to $5.2 million for the three months ended March 31, 2009.  ICON plc’s effective tax rate for the three months ended March 31, 2008, was 20.0% compared with 19.8% for the three months ended March 31, 2008. The effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which the Group operates.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998, net proceeds of $44.3 million raised in our public offering in August 2003 and net borrowings of $99.2 million. Our principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries for the three months ended March 31, 2009 and March 31, 2008, amounted to $135.7 million and $125.5 million respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

As of March 31, 2009, our working capital was $209.1 million, compared to $186.0 million at December 31, 2008. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones and the timing of cash receipts. The number of days revenue outstanding was 59 days at March 31, 2009 and 70 days at December 31, 2008.

Net cash provided by operating activities was $24.7 million for the three months ended March 31, 2009, compared with cash used by operating activities of $12.3 million for the three months ended March 31, 2008. The increase in cash provided from operating activities arises primarily from a decrease in unbilled revenue during the period.

Net cash used in investing activities was $9.0 million for the three months ended March 31, 2009, compared with $15.6 million for the three months ended March 31, 2008. Net cash used in the three months ended March 31, 2008 arises principally from capital expenditure, payments for prior period purchase of subsidiary undertakings offset by the sale of short term investments. Capital expenditure for the three months ended March 31, 2009, amounted to $8.1 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support ongoing expansion.  Cash paid on acquisitions during the three months ended March 31, 2009, amounted to $17.4 million, being cash paid for the acquisition of the remaining 30% of the common stock of Beacon Biosciences Inc.  Cash inflows from the sale of short term investments during the period amounts to $16.5 million.

Net cash used in financing activities during the three months ended March 31, 2009, amounted to $2.5 million compared with cash provided by financing activities of $31.3 million for the three months ended December 31, 2008. During the three months ended March 31, 2009, $17.4 million in additional borrowings were drawn down. This was offset by repayments of $20.1 million during the period.

As a result of these cash flows, cash and cash equivalents at March 31, 2009, was $70.8 million, an increase of $12.4 million during the three months ended March 31, 2009, compared to an increase of $4.3 million for three months ended March 31, 2008.

Net debt at March 31, 2009, amounted to $2.2 million, comprising cash and cash equivalents of $70.8 million, short term investments of $26.2 million, less bank credit lines and loan facilities of $99.2 million.  Net debt at December 31, 2008, amounted to $4.3 million, comprising cash and cash equivalents of $58.4 million, short term investments of $42.7 million, less bank credit lines and facilities of $105.4 million.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($46.5 million) with The Governor and Company of the Bank of Ireland.  Our obligations under the facility are secured by certain composite guarantees, indemnities and pledges in favor of the bank. The facility bears interest at an annual rate equal to the EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($39.2 million) of the facility to fund the acquisition of DOCS International.  On October 15, 2007, the remaining €5.5 million ($7.3 million) of the facility was drawn down to fund expenditure on the expansion of the Company’s facility in Dublin, Republic of Ireland.

On January 2, 2009, an additional four year committed credit facility was negotiated with The Governor and Company of the Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank.  At March 31, 2009, $17.4 million of this facility was drawn.

On December 22, 2008, committed credit facilities were negotiated with Allied Irish Bank plc for $75 million.  The facilities comprise a one year Euro facility of approximately €20 million ($26.6 million), with the balance comprising a three year US dollar facility.  The Euro facility bears interest at EURIBOR plus a margin and the US dollar facility bears interest at LIBOR plus a margin. Both facilities are secured by certain composite guarantees and pledges in favour of the bank.  At March 31, 2009, $41.0 million of these facilities were drawn, $26.6 million (€20.0 million), to fund the refinancing of previous uncommitted facilities and $14.4 million to fund the acquisition of Prevalere.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million.  Interest is calculated at the London Interbank Market rate plus a margin. At March 31, 2009, this facility was un-drawn and available to the Company.

The average margin payable on the above mentioned facilities is 1.70 per cent.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  No amounts have been accrued as the milestones have not been achieved.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $36.8 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009.  Additional consideration of $5.0 million has been accrued in respect of the milestones for the year ended December 31, 2008. No amounts have been accrued in respect of the milestones for the year ended December 31, 2009.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up $3.0 million if these milestones are achieved during the year ended December 31, 2009.  No amounts have been accrued in respect of the potential additional consideration.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Ciaran Murray
Date April 23, 2009	Ciaran Murray
Chief Financial Officer